Exhibit 99.1

GERDAU S.A. Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 35300520751

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (jointly “Companies”) hereby inform their shareholders and the market of the Management’s projections for its Investment Plan for 2023.

On February 28, 2023, the Board of Directors of Gerdau S.A. approved the projected disbursements related to the Investment Plans for 2023, in the amount of R$ 5 billion (*). The amount refers to CAPEX projects for Maintenance and Technological Expansion and Updating. This projection considers the following factors:

i.	The Maintenance projects are associated with extending the useful life of, and making operational improvements to, equipment to ensure the adequate performance of plants.

ii.	Expansion & Technological Updating projects are related to growing production, increasing profitability and modernizing plants, with a focus on improving Environmental, Social and Governance (ESG) practices and the sustainable and economic development of the business.

iii.	Some projects require the granting of environmental permits and may be subject to reevaluations.

Of the total planned for 2023, investments that return environmental benefits will surpass R$ 830 million. These investments include expanding forest assets, updating and improving environmental controls, reducing greenhouse gas emissions and improving technology, which result in an increase in energy efficiency.

Approximately 70% of the Investment Plan is intended for modernization, growth and technological updating in the region of Minas Gerais, where Gerdau operates, reinforcing its commitment to the state’s development.

The Companies have been demonstrating their capacity to adjust to different scenarios. The aforementioned disbursements of the Investment Plan will be directly related to the pace of demand in Gerdau’s markets, as well as based on criteria involving the return on capital invested and the consequent cash generation, balancing the sustainable and economic development of the business.

The information disclosed in this document are mere estimates, hypothetical data, which in no way constitute a promise of performance. The projections presented involve market factors that are outside the Companies’ control and, therefore, are subject to change.

(*) The investments do not include contributions made by Gerdau Next in other companies, as established in the International Financial Reporting Standards (IFRS), only the results of subsidiaries are consolidated in the Financial Statements of the Companies.

São Paulo, March 1, 2023

Rafael Dorneles Japur

Executive Vice-President and Investor Relations Officer